Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 9, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 229 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 6, 2024, with respect to changes to the registration statement of the Defiance Daily Target 2X Long AVGO ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	The Staff notes that you are replacing PANW with AVGO as the Fund’s underlying security post effectively, and in recent months launched multiple single stock ETFs with similar strategies. In correspondence, please tell us about the business and legal reasons for replacing PANW with AVGO and how you generally determine which products to launch or shutter.

Response: The Trust responds by confirming supplementally that decisions to launch or shutter products are based on several factors, including alignment with the overall product line, and expected financial performance and market demand. Currently, the Adviser has determined that AVGO demonstrates stronger performance potential and investor interest as compared to PANW.

2.	With respect to the Fund’s initial registration, the Trust filed a response letter dated May 15, 2024 (“Letter”) which also applies to four other Trust series (“Other Funds”). The Staff acknowledges the responses, representations and additional information provided by the Trust in the Letter with respect to the Other Funds. With respect to the Fund, please provide the Staff with the responses, representations or additional information requested by items 2, 3, 4, 7, 11, and 12 of the Letter. To the extent a response in the Letter is identical to your response to this series, please confirm in this response or otherwise highlight key areas where your responses differ with respect to this series.

Response: The Trust responds by confirming supplementally that each referenced response in the Letter is identical to the response for the Fund. In addition, the Fund will provide under separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on the Fund’s anticipated current portfolio construction and will include the index the Fund intends to use and how such index meets the definition of designated reference portfolio.

3.	In correspondence, please advise whether prior to this Amendment the Fund accepted investments, issued shares or commenced operations. If so, describe any steps taken to mitigate impacts to existing shareholders by the change in exposure to a different underlying security.

Response: The Trust responds by confirming supplementally that as of the date hereof, the Fund has not accepted investments, issued shares or commenced operations.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC